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                           August 16, 2021

       Gregory A. Beard
       Chief Executive Officer
       Stronghold Digital Mining, Inc.
       595 Madison Avenue, 29th Floor
       New York, NY 10022

                                                        Re: Stronghold Digital
Mining, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 27, 2021
                                                            File No. 333-258188

       Dear Mr. Beard:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2021 letter.

       Form S-1 filed on July 27, 2021

       Low-Cost Power Generation, page 5

   1. We note your response to prior comment 3. Please supplementally provide us with a copy of the report you
commissioned from PA Consulting Group, Inc. and file their consent as an exhibit. Refer to
Securities Act Rule 436.
 Gregory A. Beard
FirstName
StrongholdLastNameGregory    A. Beard
           Digital Mining, Inc.
Comapany
August 16, NameStronghold
           2021             Digital Mining, Inc.
August
Page 2 16, 2021 Page 2
FirstName LastName
Risk Factors, page 29

2.       We note your response to prior comment 12 and that you expect Q Power to hold a
         majority of the voting stock. To the extent the company may be considered a
            controlled company    under Nasdaq rules, please provide
appropriate disclosure
         throughout the registration statement, including on the prospectus cover page and in risk factors.
Unaudited Pro Forma Condensed Consolidated Financial Information, page 74

3. We note your response to comments 13, 19, and 20. Please disclose the facts and circumstances concerning the Tax Receivable Agreement within your pro forma disclosure. Explain why you do not give effect to the Tax Receivable Agreement in your pro forma financial statements. Also, quantify in this disclosure the estimated maximum payment that the Company may be required to make under the Tax Receivable Agreement if there were a redemption of all of the Stronghold LLC Units held by Q Power immediately after the offering. In this regard, we note the disclosure on pages 128 - 132.
4. Please give pro forma effect to your borrowings under the $34.5 million master equipment financing agreement with Arctos Credit, LLC, and the related issuance of 43,845 shares of
         Class A common stock to Arctos, pursuant to Article 11-01(a) of Regulation S-X.
5. We note under the non-binding letter of intent with Olympus Power, LLC you may acquire the Third Plant. Please give effect to this acquisition in your pro forma financial statements and include in your Form S-1 separate audited financial statements pursuant to
         Rule 8-04 of Regulation S-X. If, after assessing all available facts, you have concluded the acquisition is not probable, then please disclose this on pages 10-11 and elsewhere, as applicable, and advise us.
Unaudited Pro Forma Combined Balance Sheet as of March 31, 2021, page 75

6. In regard to notes (a), (b), and (c), please clarify the nature of the expenses and how they were calculated.
7.       In regard to note (b), please explain separately the adjustments related to the
         reorganization.
8. In regard to note (d), please explain how you computed the amounts presented in the as
         adjusted before offering column for Registrant   s (deficit)
attributable to non-
         controlling interest. Disclose the other side of the entry in the footnote and indicate this adjustment on the pro forma balance sheet.
9. In regard to note (e), please explain the nature of the estimated consideration.
10.      It is unclear why you disclose as separate line-items both "Total
Shareholders    Equity /
         (Deficit)" and "Total equity." Please revise or clarify your disclosure and advise us.
 Gregory A. Beard
FirstName
StrongholdLastNameGregory    A. Beard
           Digital Mining, Inc.
Comapany
August 16, NameStronghold
           2021             Digital Mining, Inc.
August
Page 3 16, 2021 Page 3
FirstName LastName
11. Regarding your response to comment 14, please explain to us how you reclassified the
         Stronghold LLC Units to temporary equity in the pro forma balance sheet.
12. Record on the pro forma balance sheet any deferred tax assets and liabilities to be recognized upon consolidation of Stronghold LLC or advise us. Unaudited Pro Forma Combined Statements of Operations For the Three Months Ended March
31, 2021, page 77

13. Please explain why the WhiteHawk Financing Agreement column does not include the pro forma interest expense from the new debt for the three months ended March 31,
         2021. Also, give effect to this borrowing within your pro forma income statement for the year ended December 31, 2020.
14. In a separate footnote, provide an explanation for the $900,000 adjustment appearing within the WhiteHawk Finance LLC Debt Financing/ Warrants column.
15. In regard to the Panther Creek Acquisition, please disclose any acquisition accounting adjustments, such as depreciation and amortization associated with fair valuing identifiable assets acquired for all periods presented.
16. Please identify the adjustment for note (c) on the Pro Forma Combined Statements of
         Operation.
Management's Discussion and Analysis of Results of Operations and Financial Condition
Components of our Results of Operations
Results of Operations, page 84

17. We note your revisions and response to prior comment 16. As we requested in our prior comment, please revise the segment-level disclosures to identify each reportable operating segment's operating (loss) or income for all periods presented, as shown on pages F-15 and F-32, respectively, and discuss each segment's associated operating costs. Refer to
         Item 303 of Regulation S-K and SEC Release No. 33-6835.
Comparison of Non-GAAP Financial Measure, page 90

18. We note your calculation of the non-GAAP measure identified as "Adjusted EBITDA"
         contemplates excluding various charges such as one-time transaction costs, impairments, and losses on derivative contracts while not excluding similar gains such as gain on extinguishment of PPP loan, realized gain on sale of digital currencies, derivative contracts, net, waste coal credits, renewable energy credits, and commission on sale of ash. Please note a non-GAAP measure that is adjusted only for non-recurring charges when there were non-recurring gains that occurred during the same period could violate
         Rule 100(b) of Regulation G. We refer you to the guidance in Question
100.03 of the
         Division's Compliance & Disclosure Interpretations of the rules and regulations on the use of non-GAAP financial measures.
 Gregory A. Beard
Stronghold Digital Mining, Inc.
August 16, 2021
Page 4
Combined Financial Statements
Note 2. Significant Accounting Policies
Revenue Recognition, page F-28

19. We note your response to prior comment 26. Please fully disclose all material terms and conditions of your Energy Management Agreement with Direct Energy
Business
      Marketing, LLC. Refer to ASC 606-10-50-12.
Segment Reporting, page F-32

20. We note your revisions and response to prior comment 30. Please reconcile your segment measure of profit or loss to consolidated income before income taxes. Please note that the reconciliation also applies to the segment measures of profit or loss that will be disclosed in Results of Operations on pages 84 and 87, respectively. Refer to ASC 280-
      10- 50-30(b).
Index To Exhibits
Exhibit 23.1 Consent of Urish Popeck & Co., LLC, page II-5

21. Please have your auditor correct the date of their report in the consent. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3379 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameGregory A. Beard
                                                             Division of
Corporation Finance
Comapany NameStronghold Digital Mining, Inc.
                                                             Office of
Technology
August 16, 2021 Page 4
cc:       Shelley Barber
FirstName LastName